October 19, 2021

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Andi Carpenter
Kevin Stertzel
Asia Timmons-Pierce
Jay Ingram

Re:	Satellogic Inc.
Amendment No. 1 to Registration Statement on Form F-4
Filed September 24, 2021
File No. 333-258764

Ladies and Gentlemen:

Satellogic Inc. (the “Company”) previously filed Amendment No. 1 to Registration Statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) on September 24, 2021 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments to the Registration Statement set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated October 8, 2021. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). Simultaneously with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form F-4

General

1.

We note your response to prior comment 1 and reissue our comment. The table provided appears to only reflect the equity stake and not the per share value of the shares owned by non-redeeming shareholders. Please also ensure that you reflect the implied per share value assuming exercise of CF V Warrants, PIPE Warrants or PubCo Warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Amended Registration Statement.

2.	We note your response to prior comment 4 and reissue our comment. Please revise page 18 to include the requested information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Amended Registration Statement.

3.	We note your response to prior comment 7. Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

Securities and Exchange Commission

October 19, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24 and 109 of the Amended Registration Statement.

What interests do CF V’s current officers and directors have in the Business Combination?, page 20

4.	We note your response to prior comment 10. Please revise to disclose the amount that the Sponsor paid for the Founder Shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 49, 93, 135, 177 and 243 of the Amended Registration Statement.

The Sponsor, the Company Shareholders and the holders of Convertible Notes, page 106

5.	We note your response to prior comment 15. Please include the information in the last sentence of your response in your revised disclosures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22, 50, 94, 136 and 178 of the Amended Registration Statement.

Certain Forecasted Information for the Company, page 167

6.	We note your response to prior comment 18. Please revise your disclosure to include the information provided in the last two paragraphs of your response letter.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 172 of the Amended Registration Statement.

Customers, page 201

7.	Please revise to disclose the material terms of your contract with ABDAS.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 205 of the Amended Registration Statement.

Financial Statements, page F-1

8.

Please update Nettar Group, Inc.’s financial statements in accordance with the instructions Item 8.A.5 of Form 20-F. Similarly, update the financial statements of CF Acquisition Corp. V with the most recent quarterly financial statements.

Response: In response to the Staff’s comment, the Company has updated the financial statements of Nettar Group, Inc. in the Amended Registration Statement in accordance with the instructions Item 8.A.5 of Form 20-F and has updated the financial statements of CF Acquisition Corp. V with the most recent quarterly financial statements.

*    *    *    *    *    *     *    *    *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (954)768-8210 or perezf@gtlaw.com.

Very truly yours,

/s/ Flora R. Perez, Esq.
Flora R. Perez, Esq.

Securities and Exchange Commission

October 19, 2021

cc:	Rick Dunn, Satellogic Inc.

Adam Brajer, CF Acquisition Corp. V

Javad Husain, Hughes Hubbard & Reed LLP

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